EXHIBIT 99.1

Notice to ASX/LSE

Rio Tinto Board changes
22 December 2023

Rio Tinto has appointed Martina Merz and Sharon Thorne as non-executive directors. Martina Merz will join the Board on 1 February 2024 and will therefore stand for election at the annual general meetings of the company in 2024. Sharon Thorne will join the Board on 1 July 2024 and will therefore stand for election at the annual general meetings of the company in 2025.
Martina Merz, a German citizen, brings extensive leadership and operational experience, most recently as CEO of industrial engineering and steel production conglomerate ThyssenKrupp.  She has held numerous leadership roles, including at Robert Bosch GMBH and at Chassis Brakes International. Martina also has extensive listed company experience, currently serving on the Board of AB Volvo and the Supervisory Board of Siemens AG. She is a former Board member at Imerys SA, SAF Holland SE, Deutsche Lufthansa AG, Thyssenkrupp AG and Bekaert SA.

Sharon Thorne, a British citizen, is a Chartered Accountant and has had a 36-year career with Deloitte. She became an audit partner of Deloitte in 1998, held numerous Executive and Board roles, becoming Deputy CEO Deloitte North West Europe in 2017 and Global Chair from 2019, before retiring at the end of November 2023. She has also served on the Boards of the Confederation for British Industry, Prostate Cancer UK and the Social Progress Imperative.

Rio Tinto Chair Dominic Barton said: “Martina has extensive leadership experience in handling cyclical businesses, navigating the energy transition and decarbonisation initiatives, and leading innovation and R&D efforts. This expertise, combined with significant board experience as a non-executive director, make her a valuable addition to the Rio Tinto Board.

“Having Chaired the largest professional services firm in the world, Sharon brings extensive and transformational leadership experience together with deep industry knowledge, gained over 30 years of auditing and advising multinational clients. I am very pleased to welcome Sharon to our Board.”

Martina Merz said: “I am pleased to be joining Rio Tinto at an exciting time for the company. I believe there are real opportunities to be unlocked and look forward to working with the Board to deliver its long-term strategy.”

Sharon Thorne said: “I look forward to contributing to Rio Tinto’s ongoing transformation, as the company positions itself to thrive in a decarbonising world. I am excited about the work ahead with my fellow Board members to help shape a strong future.”

Rio Tinto confirms that there are no further matters to be disclosed pursuant to Rule 9.6.13(1)-(6) of the Listing Rules of the UK Listing Authority.
LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State.

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Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322	Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152
Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary.

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